FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes      No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes      No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Presentation titled, “The Strategy in Trinidad & Tobago -REPSOL LNG T&T.”

ITEM 1
The Strategy in Trinidad & Tobago REPSOL LNG T&T

Pedro Vaticon General Manager

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

Disclaimer

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisón Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF - Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

Main LNG World Players

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

Repsol YPF’s vision: Pioneers in natural gas

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

Repsol YPF: World Class LNG Spot

LNG SPOT AND SWAPS TRANSACTIONS WORLDWIDE											REPSOL YPF SHARE ATLANTIC BASIN

Table 7: LNG Spot and Swap Transactions - 1992 to 2001 By Exporting Country - bcm

Exporters	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

Abu Dhabi	-	-	-	1.43	1.39	0.08	0.34	0.65	0.64	0.31

Algeria	0.53	0.49	0.59	0.35	-	0.60	0.45	1.33	1.38	2.64

Australia	-	0.34	0.58	0.67	0.27	0.30	0.38	0.30	0.45	0.21

Brunei	-	-	0.30	0.08	-	-	-	-	-	-

Indonesia	0.23	0.24	0.38	0.53	0.60	0.28	-	0.38	1.18	1.91

Libya	-	-	0.05	-	-	-	-	-	-	-

Malaysia	0.30	0.53	0.45	0.23	0.08	-	-	0.08	0.08	0.52

Nigeria	-	-	-	-	-	-	-	-	0.37	1.22

Oman	-	-	-	-	-	-	-	-	0.60	0.58

Qatar	-	-	-	-	-	0.39	0.95	1.60	1.98	2.62

Trinidad	-	-	-	-	-	-	-	0.39	0.92	1.40

Total	1.05	1.59	2.34	3.27	2.33	1.64	2.12	4.72	7.58	11.41

SOURCE: INTERNATIONAL ENERGY AGENCY

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

Global LNG Spot Trade 1stQ 2003 Atlantic Basin

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

Our Initial Strategic Position in Atlantic LNG

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

Contribution to Trinidad and Tobago

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

Repsol YPF Firm Committment with Trinidad and Tobago

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

Repsol Repsol YPF Fleet LNG Carriers

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

Repsol US Growth in LNG Gas Trade Opportunities

•	North American natural gas demand will continue to outstrip productive capacity

•	Market fundamentals support growth in LNG trade

•	Revamped regulatory structure will spur infrastructure investment

•	US economy requires additional gas supply for system reliability and growth

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

Spain as LNG Hub for Europe
New Scenarios suggest Gas to Gas Competition
New LNG Supplies
New LNG Gates:

OPERATING TERMINALS
BARCELONA (EXPANSION) CARTAGENA (EXPANSION) HUELVA (EXPANSION) BBG (BILBAO)

UNDER PROJECT / CONSTRUCTION
SAGUNTO (VALENCIA) REGANOSA (LA CORUÑA) CANARY ISLANDS

PORTUGAL:UNDER CONSTRUCTION
SINES (PORTUGAL)

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

PanEuropean New Hubs Spain Key LNG Player

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

The New LNG World
LNG Pricing Hubs and Arbitrage Opportunities

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

REPSOL YPF: AN INTERNATIONAL INTEGRATED OIL AND GAS COMPANY

Thank you!

MORGAN STANLEY TRINIDAD LNG CONFERENCE	- Port of Spain, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: October 15, 2003	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer